

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Grandview Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Grandview Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grandview Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Grandview Capital Markets LLC stated that Grandview Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Grandview Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grandview Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 28, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

**GRANDVIEW CAPITAL MARKETS, LLC**

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of Grandview Capital Markets, LLC (the Company) are responsible for complying with 17 C.F.R, 240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R, 240.17a-5 and the exemption provisions in 17 C.F.R, 240.153-3(k) ("the exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1.  We identified the following provisions of 17 C.F.R, 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, 240. 15c3-3: (k)(2)(i).
2.  We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R, 240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Grandview Capital Markets, LLC

_Bret J Logue_

Bret Logue

CEO

Date: February 28, 2019

# GRANDVIEW CAPITAL MARKETS, LLC

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

# GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018**

|  | SCHEDULE I |
|---|---|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 128,845 |
|  |  |
| **DEDUCTIONS AND/OR CHARGES** |  |
| Non-allowable assets: |  |
| Accounts receivable | (10,000) |
| Unbilled reimbursable expenses | (1,934) |
| Security deposit | (75,451) |
| Due from parent | (6,319) |
|  |  |
| **NET CAPITAL** | 35,141 |
|  |  |
| **AGGREGATE INDEBTEDNESS** |  |
| Deferred rent | 12,638 |
|  |  |
| Total aggregate indebtedness | 12,638 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** |  |
| Minimum net capital required | 5,000 |
|  |  |
| Excess net capital | 30,141 |
|  |  |
| Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ 30,141 |
|  |  |
| Percentage of aggregate indebtedness to net capital | 35.96% |

Note:  The above computation does not differ from the computation of net capital Under Rule 15c3-1 as of December 31, 2018 as reported by Grandview Capital Markets, LLC on Form X-17A-5.  Accordingly, no reconciliation is deemed necessary.

## 5.  RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent, wherein
the Company reimburses the Parent for expenses paid on its behalf.
These expenses include, but are not limited to, employee salaries, rent, office
and administrative supplies and travel. Such expenses are categorized accordingly
and reflected on the accompanying Statement of Operations. The Company recorded
$199,688 in expenses during the year ended December 31, 2018.  In addition the
Parent reimburses the Company for rent.  The total reimbursed to the Company for
rent for the year ended December 31, 2018 was $68,208.  The amount due from
the Parent under the agreement, as of December 31,2018 was $6,319.

## 6.  COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space under operating leases expiring in October 2021.
The Company recognizes rent expense on a straight-line basis over the lease term.
Total rent expense under the leases was $74,989 for the year ended December 31,2018.

Future minimum lease commitments under non-cancelable operating leases at
December 31 are as follows:

| | | |
|---|---|---:|
| 2019 | $ | 151,656 |
| 2020 | | 156,206 |
| 2021 | | 133,410 |
| Total minimum lease payments | $ | 441,272 |

Litigation
The Company from time to time may be involved in litigation relating to claims arising
out of its normal course of business.  Management believes that there were no claims or
actions pending or threatened against the Company, the ultimate disposition of which
would have a material impact on the Company's financial position, results of operations
or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management
believes are aequate to reduce the exposure to these risks to an acceptable level.

## 7.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued a new accounting pronouncement regarding lease
accounting for reporting periods beginning after December 15, 2019.  A lessee will be
required to recognize on the balance sheet the assets and the liabilities for lessee with
lease terms of more than 12 months.  Management is currently evaluating the effect this
pronouncement will have on the financial statements and related disclosures.

3.      **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue Recognition (continued)
Advisory fees are determined on a case by case basis according to the terms
negotiated by management and are generally recognized at the time the services
are completed and the income is reasonably determinable.

Effective January 1, 2018, the Company adopted Accounting Standards Codification
("ASC") Topic 606, revenue from Contracts with Customers.  The new revenue
recognition guidance requires that an entity recognize revenue to depict the transfer
of promised goods or services to customers in an amount that reflects the
consideration to which the entity expects to be entitled in exchange for those
goods or services.

Concentrations
During the year ended December 31, 2018, 77% of total revenues were earned
from a single customer.

The Company maintains its cash in bank deposit accounts, which at times, may
exceed federally insured limits. The Company has not experienced any losses in
such accounts and believes it is not exposed to any significant credit risk for cash.

Management Review
The Company evaluated subsequent events through the date of the independent auditors
report, the date the financial statements were available to be issued.  The Company did
not identify any material subsequent events requiring adjustment to or disclosure in its
financial statements.

4.      **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1),
which requires the maintenance of minimum net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and
the rule of the "applicable" exchange also provides that equity capital may not be
withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).
At December 31, 2018, the Company had net capital of $35,141, which was $30,141
in excess of its required net capital of $5,000. The Company's percentage of aggregate
indebtedness to net capital was 35.96%.

3.    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2018, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Goodwill
Goodwill is tested annually for impairment. At December 31, 2018, impairment was determined. The Company recorded a loss on impairment of $38,347 on the Statement of Operations.

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition
*Significant Judgements*
Revenue from contracts with customers includes advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropiate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

# GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. **NATURE OF BUSINESS**

   Grandview Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010. The Company is wholly owned by Grandview Capital Partners, LLC (the Parent).

   The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

   Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. **LIQUIDITY AND CAPITAL RESOURCES**

   The Company's prospects are subject to certain risks, expenses and uncertainties frequently encounted by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties.

   The Company has historically funded its operations through advisory fee revenue and equity contributions. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation
   The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

   Estimates
   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

# GRANDVIEW CAPITAL MARKETS, LLC
### (A LIMITED LIABILITY COMPANY)

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| **OPERATING ACTIVITIES** | | |
| Net loss | $ | (258,538) |
| Impairment of goodwill | | 38,347 |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities: | | |
| Accounts receivable | | 50,000 |
| Prepaid expenses | | 218 |
| Security deposit | | (41,289) |
| Due to parent | | 46,557 |
| Due from parent | | (6,319) |
| Accrued expense | | (6,230) |
| Deferred rent liability | | 5,990 |
| Net cash used in operating activities | | (171,264) |
| **FINANCING ACTIVITIES** | | |
| Member contributions | | 40,000 |
| Member distributions | | (100,000) |
| Cash used in financing activities | | (60,000) |
| **NET DECREASE IN CASH AND CASH EQUILAVENTS** | | (231,264) |
| **CASH AND CASH EQUILAVENTS AT BEGINNING OF PERIOD** | | 279,042 |
| **CASH AND CASH EQUILAVENTS AT END OF PERIOD** | $ | 47,778 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Conversion of due to parent to equity | | 46,557 |

The accompanying notes to the financial statements
are an integral part of these statements

# GRANDVIEW CAPITAL MARKETS, LLC
### (A LIMITED LIABILITY COMPANY)

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, JANUARY 1** | $ | 400,826 |
| | | |
| Net loss | | (258,538) |
| | | |
| Contributions in-kind | | 46,557 |
| Cash contributions | | 40,000 |
| Member distributions | | (100,000) |
| | | |
| **MEMBER'S EQUITY, DECEMBER 31** | $ | 128,845 |

The accompanying notes to the financial statements
are an integral part of these statements.

4

# GRANDVIEW CAPITAL MARKETS, LLC

### (A LIMITED LIABILITY COMPANY)

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2018**

| | | |
|---|---|---:|
| **REVENUE** | | |
| Advisory fees | $ | 132,643 |
| | | |
| Total revenue | | 132,643 |
| | | |
| | | |
| **OPERATING EXPENSES** | | |
| Salaries and related | | 194,175 |
| Legal and professional fees | | 71,429 |
| Rent | | 74,989 |
| Taxes and licenses | | 5,578 |
| Travel and entertainment | | 3,461 |
| Office | | 2,114 |
| Other operating expenses | | 1,088 |
| | | |
| Total operating expenses | | 352,834 |
| | | |
| **OTHER EXPENSES** | | |
| Goodwill impairment | | 38,347 |
| | | |
| Total expenses | | 391,181 |
| | | |
| **NET LOSS** | $ | (258,538) |

# GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

## ASSETS

| | | |
|---|---:|---:|
| Cash and cash equivalents | $ | 47,778 |
| Accounts receivable | | 10,000 |
| Prepaid expenses | | 1,935 |
| Due from parent | | 6,319 |
| Security deposit | | 75,451 |
| TOTAL ASSETS | $ | 141,483 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---:|---:|
| LIABILITIES | | |
| Deferred rent | $ | 12,638 |
| TOTAL LIABILITIES | $ | 12,638 |
| MEMBER'S EQUITY | | 128,845 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 141,483 |



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Grandview Capital Markets LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Grandview Capital Markets LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grandview Capital Markets LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Grandview Capital Markets LLC's management. Our responsibility is to express an opinion on Grandview Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grandview Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Grandview Capital Markets LLC's financial statements. The supplemental information is the responsibility of Grandview Capital Markets LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as Grandview Capital Markets LLC's auditor since 2015.

Austin, Texas
February 28, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

# GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

## Table of Contents

# GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM



## OATH OR AFFIRMATION

I, Bret J. Logue, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Grandview Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

DAVID HELMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6107875
Qualified in Nassau County
Commission Expires April 12, 2020

CERTIFICATES FILED IN ALBANY, BRONX, KINGS, NEW YORK, ORANGE, PUTNAM, QUEENS, RICHMOND, ROCKLAND, SUFFOLK, AND WESTCHESTER COUNTIES

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response. . . . . . . 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
**8-68488**

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grandview Capital Markets, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**110 E 42nd Street, Ste 1310**
(No. and Street)

| **New York** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Walter R Costenbader** **603-434-3594**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Bauer & Company, LLC**
(Name - if individual, state last, first, middle name)

| **5910 Courtyard Drive, #230** | **Austin** | **TX** | **78731** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)